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                           TELEWEST COMMUNICATIONS PLC
                          EXTRAORDINARY GENERAL MEETING
                                  FORM OF PROXY

I/We ...........................................................................
(PLEASE COMPLETE THIS FORM IN BLOCK CAPITALS)
of ............................................................................,
being the holder(s) of Ordinary Shares of 10 pence each and/or the holder(s) of Limited Voting Shares of 10 pence each in Telewest Communications plc (the
"Company"), hereby appoint the Chairman of the meeting or ......................
....................... of.......................................................
......................., as my/our proxy to vote in my/our names and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 10.00 a.m. (UK time) on 4 September 2002 at Weil, Gotshal & Manges, The Helicon, 1 South Place, London EC2 2WG and at any adjournment thereof and I/we direct the proxy to vote in respect of the resolution to be proposed at the meeting as indicated herein. This proxy is solicited on behalf of the board of directors of the Company.

Please indicate your vote by marking the appropriate box like this: [X] in black ink. Then sign and date in the space below. If no specific direction as to voting is given, the proxy may vote or abstain at his/her or its discretion.

Ordinary Resolution

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1.  To approve the sale of any or all of the Telewest          For     Against
    Group's interest in SMG plc in the manner and on the
    basis described in the circular to shareholders dated      [_]       [_]
    13 August 2002
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Signed:..............................       Dated:..............................

If you wish to attend the meeting, please bring this card with you. You will be asked to produce it to authenticate your right to attend.

Notes:

1. A shareholder entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll taken at the meeting, to vote instead of the shareholder. A proxy need not be a shareholder of the Company. In the event that you wish to appoint a person other than the Chairman as your proxy, insert the name and address of the person you wish to appoint in the space provided.
2. This Form of Proxy must be executed by the appointor or his/her duly constituted attorney or, if the appointor is a company, under its seal or under the hand of a duly authorised officer or attorney or other person authorised to sign.
3. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register of members.
4.  Any alteration to this Form of Proxy should be initialled.
5. To be effective this Form of Proxy and any authority under which it is executed (or a notarially certified copy of each authority) must be deposited at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, not later than 10.00 a.m. (UK time) on 2 September 2002. Completion and return of this Form of Proxy will not preclude a shareholder from attending and voting in person at the meeting.
6. If this Form of Proxy is returned duly signed but without indication as to how the proxy must vote on a particular resolution, the proxy will vote or abstain at his/her or its discretion. The proxy will also exercise discretion relating to voting (and whether or not the proxy abstains from voting) on any other business transacted at the meeting.

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--------------------------
  BUSINESS REPLY SERVICE
   Licence No SEA 10846
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                Lloyds TSB Registrars
                The Causeway
                Worthing
                West Sussex
                BN99 6ZL